UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2026

Huisen Wang
Chief Executive Officer
Huadi International Group Co., Ltd.
No. 1688 Tianzhong Street, Longwan District
Wenzhou, Zhejiang Province
People's Republic of China 325025

Re: Huadi International Group Co., Ltd.
Registration Statement on Form F-3
Filed on August 12, 2026
File No. 333-298251

Dear Huisen Wang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Yarona Yieh